SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIN TV CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,
(Title of Class of Securities)

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gary R. Chapman
Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      Attached is a letter (the “Letter”) distributed by LIN TV Corp. (“LIN TV” or the “Company”) on May 24, 2005 to its employees relating to a proposed stock exchange program under which outstanding options to purchase shares of the Company’s common stock could be exchanged for shares of restricted stock (the “Stock Exchange Program”). The number of shares of restricted stock granted will be equal to one-third of the number of shares underlying the options surrendered. The new restricted stock will vest in equal annual amounts over five years. All of the Company’s employees who hold options will be eligible to participate in the Stock Exchange Program (the “Eligible Option Holders”).

      The Letter does not constitute an offer to holders of options to purchase LIN TV common stock to exchange their options. At the time the Stock Exchange Program commences, LIN TV will provide the Eligible Option Holders with written materials explaining the precise terms and timing of the Stock Exchange Program. Each Eligible Option Holder should read these written materials carefully when they become available because they will contain important information about the Stock Exchange Program. LIN TV will also file these written materials with the Securities and Exchange Commission (the “Commission”) as part of a tender offer statement upon the commencement of the Stock Exchange Program. Investors will be able to obtain these written materials and other documents filed by LIN TV with the Commission free of charge from Commission’s website at www.sec.gov and from the Company’s website at www.lintv.com.

ITEM 12.	EXHIBITS.

99.1	Letter to Employees of LIN TV Corp. dated May 24, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-C is true, complete and correct.

LIN TV CORP.
By:	/s/ Gary R. Chapman
Gary R. Chapman
Chairman, President and Chief Executive Officer

Date:	May 24, 2005